UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date:  June 10, 2016

Commission File Number:  000-53808

Algonquin Power & Utilities Corp.
(Translation of registrant’s name into English)

354 Davis Road
Oakville, Ontario, L6J 2X1, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F  ☐          Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Voting Results Press Release Dated June 10, 2016
99.2	Algonquin Power & Utilities Corp. Directors’ Deferred Share Unit Plan
99.3	Algonquin Power & Utilities Corp. Stock Option Plan
99.4	Algonquin Power & Utilities Corp. Amended and Restated Shareholder Rights Plan Agreement
99.5	Algonquin Power & Utilities Corp. Annual and Special Meeting of Shareholders Voting Results
99.6	Algonquin Power & Utilities Corp. Annual and Special Meeting of Shareholder Final Report on Attendance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.
(registrant)

Date: June 10, 2016	By: (signed) “David Bronicheski”
Name: David Bronicheski
Title: Chief Financial Officer